Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of NextDecade Corporation (formerly known as Harmony Merger Corporation) on Form S-8 of our report dated March 10, 2017, which includes an explanatory paragraph as to the NextDecade Corporation’s ability to continue as a going concern, with respect to our audits of the financial statements of NextDecade Corporation  as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015, and the period from May 21, 2014 (inception) through December 31, 2014  and our report dated May 9, 2017 with the with respect to our audits of the consolidated financial statements of NextDecade LLC and Subsidiaries as of December 31, 2016, 2015 and 2014 and for the years then ended, which report appears in the Schedule 14A (Proxy Statement) of NextDecade Corporation.

/s/ Marcum llp

Marcum llp

New York, NY

December 15, 2017